TELEPHONE: 1-212-558-4000 FACSIMILE: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, New York 10004-2498 LOS ANGELES • PALO ALTO • WASHINGTON, D.C. BRUSSELS • FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

Via EDGAR

Mr. David Manion

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

April 23, 2021

Re:	Oatkree Strategic Income II, Inc.

Form 10-K for the fiscal year ended September 30, 2020

Filing Date: December 16, 2020

File No. 000-55975

Dear Mr. Manion:

On behalf of our client, Oaktree Strategic Income II, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to me via telephone on April 5, 2021, with respect to the Company’s Form 10-K referenced above (the “Company Form 10-K”).

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.

Mr. David Manion	- 2 -

General

1.

We note that on page 1 of the Company Form 10-K the Company reports a weighted average annual yield of approximately 7.5%. Please confirm supplementally that the reported yield includes any non-performing fixed income securities.

Company’s Response:

The Company confirms that the reported yield includes any non-performing fixed income securities.

2.

Please confirm whether the Company holds any securities that are restricted as to resale. If so, please disclose the applicable restrictions in future filings of Form 10-K and Form 10-Q in accordance with Rule 12-12 of Regulation S-X.

Company’s Response:

The Company respectfully submits that it has not identified any restricted securities in its portfolio. Please note that for purposes of its review and consistent with footnote 669 to the Investment Company Reporting Modernization Final Rule, the Company has not identified as restricted securities those securities subject to Rule 144A that the Company can sell to qualified institutional buyers.

3.

The Staff notes that the Company’s Consolidated Statement of Operations included in the Company Form 10-K includes the line item “General and administrative expenses”. Please discuss in correspondence what is included in this line item.

Company’s Response:

The Company informs the Staff that the majority of this line item for the year ended September 30, 2020 was directors and officers liability insurance costs, sub-administration costs and transfer agent costs. Other items include (i) stockholder meeting and related proxy solicitation costs, (ii) printer costs and (iii) occupancy and overhead costs.

Mr. David Manion	- 3 -

4.

Please confirm whether any loans in the Company’s portfolio are unitranche loans. If so, please provide disclosures so that the readers of the document will understand the risks associated with these investments.

Company’s Response:

The Company confirms that its portfolio does not include unitranche loans in which there are co-lending relationships or “first-out/last-out” structures (whether through an intercreditor arrangement or otherwise).

5.	If the Company’s portfolio includes unitranche loans, please supplementally inform the Staff of the following:

(i) whether the Company has any specific accounting policies for these arrangements;

(ii) how the Company’s valuation policies take into account the payment prioritization/waterfall associated with these investments;

(iii) the impact of such arrangements under the effective interest method;

(iv) whether any of the lenders in unitranche arrangements are affiliates.

Company’s Response:

As noted in the Company’s response to Comment 4 above, the Company’s portfolio does not include unitranche loans in which there are co-lending relationships or “first-out//last-out structures.

6.

Please confirm in correspondence to the Staff, if applicable, whether any of the loans in the Company’s portfolio are “covenant lite” and if so whether the risks of such investments are adequately disclosed in the above-referenced filing.

Company’s Response:

The Company confirms that it holds loans that are “covenant lite.” The Company respectfully directs the Staff to its response to Comment 7 below.

Mr. David Manion	- 4 -

7.	If the Company’s portfolio includes significant “covenant lite” loans, please revise the Company’s risk disclosure to include the risks of “covenant lite” loans.

Company’s Response:

In response to the Staff’s comment, the Company will revise its risk disclosure in future filings to include the material risks associated with investments in “covenant lite” loans.

Mr. David Manion	- 5 -

If you have any questions regarding the foregoing, or would like to discuss further any of the matters raised in this response letter, please feel free to contact the undersigned at (212) 558-4940.

Sincerely,

By:	/s/ William G. Farrar
William G. Farrar
Sullivan & Cromwell LLP

cc:	Mel Carlisle

Mary Gallegly

(Oaktree Strategic Income II, Inc.